UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012.

Commission File No. 000-22828

MILLICOM INTERNATIONAL

CELLULAR S.A.

15, rue Léon Laval
L-3372 Leudelange
Grand-Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated February 28, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: February 28, 2012	By:	/s/ Mikael Grahne
	Name:	Mikael Grahne
	Title:	President and Chief Executive Officer

For Immediate Release

Western Union and Millicom join forces to offer
cross-border Mobile Money Transfer services in Latin America

BARCELONA, Spain, Feb. 28, 2012—Western Union (NYSE: WU), a leader in global payment services, and Millicom International Cellular S.A. (Stockholmsbörsen: MIC), a leading mobile operator in 13 markets across Latin America and Africa operating under the Tigo brand, announced today at the Mobile World Congress the signing of an agreement to introduce cross-border mobile money transfers in Latin America.

The first cross-border money transfer service under this agreement will be launched soon in Paraguay under the Giros Tigo brand (Tigo Cash). Millicom will then be able to offer its customers in Paraguay the ability to receive money across borders using their mobile phones.

The service will be rolled out over time in other markets in Latin America. This agreement will allow millions of Tigo customers to benefit from Western Union’s extensive network of more than 450,000 agent locations across 200 countries and territories, whilst Western Union will deepen its distribution reach in the markets in which Millicom operates.

“We’re excited to join forces with Millicom, our first mobile money partner in Latin America,” said Diane Scott, chief marketing officer and president, Western Union Ventures. “As a leader in moving money around the world via a variety of channels — retail and electronic — it’s important that we continue to evolve and expand our services so they are even more convenient to use and accessible to as many people as possible. We’re uniquely positioned to do this with our network of more than 450,000 agent locations, long-standing experience in moving money, and agreements with leading telecommunications groups like Millicom.”

“We are pleased to be the first in Latin America to be launching a cross-border money transfer service in partnership with Western Union,” said Marcelo Cataldo, Head of Mobile Financial Services, Millicom Latin America. “We continuously strive to offer our customers useful and affordable services, from communication to entertainment and mobile financial services. In Paraguay, we have been offering mobile financial services for over 18 months and, in the last quarter of 2011, around 20% of our customers used these facilities. With the addition of cross-border mobile money transfer services which we will soon provide in conjunction with Western Union, we aim to bring additional benefits to a growing number of our customers in Latin America.”

Specific services under this agreement will vary by country, but over time, Tigo customers in most of Millicom’s Latin American markets will be able to receive money from Western Union customers directly into their mobile accounts. They will also be able to cash out transactions at any Tigo location offering the Giros Tigo facility.

Western Union offers its Mobile Money Transfer service in Bangladesh, Canada, Kenya, Madagascar, Malaysia, the Philippines, Tanzania and the U.S.

Millicom offers Mobile Financial Services and in particular in-market money transfers in Paraguay, El Salvador, Guatemala, Honduras, Tanzania, Ghana and Rwanda and will extend its offering to more services and into more markets over time.

About Western Union

The Western Union Company (NYSE: WU) is a leader in global payment services.  Together with its Vigo, Orlandi Valuta, Pago Facil and Western Union Business Solutions branded payment services, Western Union provides consumers and businesses with fast, reliable and convenient ways to send and receive money around the world, to send payments and to purchase money orders.  As of December 31, 2011, the Western Union, Vigo and Orlandi Valuta branded services were offered through a combined network of approximately 485,000 agent locations in 200 countries and territories.  In 2011, The Western Union Company completed 226 million consumer-to-consumer transactions worldwide, moving $81 billion of principal between consumers, and 425 million business payments.  For more information, visit www.westernunion.com.

About Millicom

Millicom International Cellular S.A. (Stockholmsbörsen: MIC) is a global telecommunications group with mobile telephony operations in 13 countries in Central America, South America and Africa.  It also operates various combinations of fixed telephony, cable and broadband businesses in five countries in Central America.  The Group’s mobile operations have a combined population under license of approximately 265 million people.  At YE 2011, Millicom had in excess of 43m customers served by over 680,000 points of sale across its mobile footprint of 13 countries, namely: El Salvador, Guatemala, Honduras, Bolivia, Colombia, Paraguay, Chad, Democratic Republic of Congo, Ghana, Mauritius, Rwanda, Senegal and Tanzania.  For more information, visit www.millicom.com.

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WU-F, WU-G

Contacts:
Western Union	Millicom
Media:	Media / Investors:
Kathy Bell	Justine Dimovic
+1 (720) 256-7972	+352 27 759 479
kathy.bell@westernunion.com	justine.dimovic@millicom.com
Latin America Media:	Emily Hunt
Paula Barifouse	+44 207 321 5027
+55 11 2139-9647	emily.hunt@millicom.com
paula.barifouse@westernunion.com
Investors:
Mike Salop
+1 (720) 332-8276
mike.salop@westernunion.com